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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2019 (MM/DD/YY) AND ENDING 6/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olsen Palmer LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1501 M Street NW, Suite 250
(No. and Street)

Washington	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Palmer 202-803-2676
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd	Glen Allen	VA	23030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Palmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olsen Palmer LLC, as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Colorado County of Arapahoe

The foregoing instrument was acknowledged before me this 28th day of August, 2020.

Gary S. Kyle, Notary Public

Commission Expires 02/04/2021

Notary Public

GARY S. KYLE
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20134007280
MY COMMISSION EXPIRES FEBRUARY 4, 2021

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLSEN PALMER LLC

Financial Statement

June 30, 2020
With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 069220

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

OLSEN PALMER LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Olsen Palmer, LLC
Washington, D.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Olsen Palmer, LLC, (the "Company"), as of June 30, 2020, and the related notes to the financial statement (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2015.

August 27, 2020
Glen Allen, Virginia

Certified Public Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

OLSEN PALMER LLC

Statement of Financial Condition
Year Ended June 30, 2020

ASSETS	
Cash and Cash Equivalents	$1,416,441
Accounts Receivable	10,000
Furniture and Equipment - net	6,301
Right of Use Assets - net	513,181
Prepaid Expenses	39,731
Other Assets	13,225
TOTAL ASSETS	$1,998,879
LIABILITIES & EQUITY	
Liabilities	
Lease Obligations	$ 540,159
Loan Payable	132,300
Payroll Liabilities	17,579
Other Current Liabilities	4,516
Deferred Revenue	275,000
Total Liabilities	969,554
Equity	1,029,325
TOTAL LIABILITIES & EQUITY	$1,998,879

NOTE 1 – ORGANIZATION

Olsen Palmer LLC (the Company), a Delaware limited liability company was organized for the purpose of engaging in investment banking and related activities. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statement has been prepared using the accrual basis of accounting.

Credit Risks – Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and receivables. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance regularly exceeds the insured limit.

Use of Estimates - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Accounts Receivable - Management closely monitors outstanding accounts receivable and charges to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts. The Company believes as of June 30, 2020 that all accounts receivable are collectible. Therefore, no allowance has been established.

Leases - In February 2016, the FASB issued ASU 2016-02 - Leases (Topic 842). The update requires that all leasing activity with initial terms in excess of twelve months be recognized on the statement of financial position with a right of use asset and a lease liability. The standards require entities to classify leases as either a finance or operating lease based upon the contractual terms. Lessees record a right of use asset with a corresponding liability based on the net present value of rental payments. The Company adopted the standard as of July 1, 2019, and elected not to recast prior periods presented. The adoption of Topic 842 resulted in the recording of a right of use asset and corresponding liability on the Company's statement of financial condition. The Company has made an accounting policy election not to recognize right of use assets and lease liabilities that arise from short-term leases for any class of underlying asset (see Note 4).

Subsequent Events – Management has evaluated subsequent events through August 27, 2020, the date on which the financial statements were issued. No events have occurred since the statement of financial condition date that would have material impact on the financial statements.

NOTE 3 – DEFERRED REVENUE

The Company's revenue is generally earned when billed or received, however, there are certain instances where the Company receives fees in advance of being earned. When fees are received in advance of being earned the Company records them as deferred revenue and then recognizes them as revenue as they are earned.

NOTE 4 – LEASES

The Company leases office space in Washington, D.C, Illinois and Alabama under operating agreements with average remaining lease term of 4.9 years. In accordance with ASU 2016-02, an operating right of use asset and operating lease liability were recorded at the time the ASU was adopted based on the present value of the future lease payments using a discount rate of 4.25%, the Company's estimated incremental borrowing rate. Cash paid for amounts included in the measurement of the operating lease liability was $23,519 for the year ended June 30, 2020. For the year ended June 30, 2020, right of use assets obtained in exchange for lease obligations totaled $540,245. Minimum future payments under non-cancellable operating leases at June 30, 2020 for the next five years and thereafter are as follows:

2021	104,580
2022	121,765
2023	116,408
2024	118,824
2025	121,795
Thereafter	20,807
	$604,179
Implied interest on lease payments	(64,020)
Total lease obligation	$540,159

NOTE 5 – LOAN PAYABLE

On April 27, 2020, the Company, was granted a loan (the "Loan") from Congressional Bank in the aggregate amount of $132,300, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020.

The Loan, which was in the form of a Note issued by the Borrower, matures on April 24, 2022 and bears interest at a rate of 1.00% per annum, payable monthly commencing on November 24, 2020. The Note may be prepaid by the Borrower at any time prior to maturity with no prepayment penalties. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, and utilities. The Company intends to use the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2020, the Company had net capital of $1,092,368 which was $1,070,763 in excess of its required net capital of $21,605. The Company's ratio of aggregate indebtedness to net capital was 0.30 to 1.

NOTE 7 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).

NOTE 8 – RETIREMENT PLAN

The Company maintains a 401(k) plan for employees. The company matches up to 4% of an employee's compensation.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

On June 30, 2018, the Company executed an agreement to purchase a Member's equity interests. The Company made distributions to the former Member for the value of his equity interests based on certain identified prospective deals that closed before December 31, 2019. As the commitment to make these distributions are correlated directly to the earnings process of the deals closing, the Company intends paid the distributions to the former Member at the time the deals close.

There are no future contingent payments to the former Member as of June 30, 2020.